Exhibit 99.1

HYDRO ONE INC.

2020 STATEMENT OF EXECUTIVE COMPENSATION

April 13, 2021

I.	BACKGROUND

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

This Statement of Executive Compensation is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2020 financial year. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated February 25, 2021 for the fiscal year ended December 31, 2020. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”),the Chief Financial Officer (“CFO”) and the Chief Legal Officer (“CLO”) of Hydro One Inc. have the same titles and roles in Hydro One Limited. The Chief Corporate Affairs and Customer Care Officer and the Chief Operating Officer (“COO”) are positions held only in Hydro One Networks Inc., a wholly owned subsidiary of Hydro One Inc. Although decisions may be made jointly, they do not result in duplicative compensation. References to “executive(s)” refer to employees who hold a vice president role and above, which includes the NEOs. The Executive Leadership Team (“ELT”) includes the direct reports to the President and CEO holding an Executive Vice President (“EVP”) or Senior Vice President (“SVP”) title. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of April 13, 2021 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II.	COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding Hydro One’s 2020 compensation philosophy as well as its practices, policies and plans during that year. In particular, it includes disclosure about the President and CEO, the CFO and the three other most highly compensated executive officers who provided services to the Company during 2020 (collectively, the “NEOs”):

Name	Title	Summary of Information (where applicable)

Mark Poweska	President and CEO	See Page S-22

Chris Lopez	CFO	See Page S-22-23

David Lebeter(1)	Chief Operating Officer	See Page S-23

Paul Harricks	Chief Legal Officer	See Page S-23

Jason Fitzsimmons	Chief Corporate Affairs and Customer Care Officer	See Page S-24

Notes:

(1)	Mr. Lebeter was appointed Chief Operating Officer effective January 2, 2020.

Hydro One Limited is subject to an executive compensation framework established pursuant to the Hydro One Accountability Act, 2018 and approved by the Province in March 2019. The directive set out certain requirements for Hydro One’s executives.

Hydro One is committed to attracting, retaining and motivating the talent necessary to achieve its strategy through reasonable compensation programs which include a base salary, short- and long-term incentives, and pension and benefits within the compensation framework.

This compensation framework remains in place for 2020 and was designed to adhere to the requirements set forth in the Hydro One Accountability Act which were proclaimed in force by the Province on August 15, 2018.

Key elements of the executive compensation framework include, among other things:

•

maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1% based on the Ontario Consumer Price Index (“CPI”));

•	maximum total direct compensation for other executives no greater than 75% of the President and CEO’s total maximum direct compensation;

•

the maximum total direct compensation may be adjusted annually by the lesser of the rate of Ontario CPI and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees;

•	pension and benefits entitlements shall not be in excess of those provided to non-executive managers; and

•	other bonuses (including signing bonuses), perquisites, or share options are not permitted.

(a)	Compensation Philosophy and Practices

This Statement of Executive Compensation is primarily focused on the compensation summary for the NEOs for the year ending December 31, 2020 and the executive compensation philosophy, practices and policies that were in place during the year.

2020 Executive Compensation Philosophy

The executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase Hydro One Limited’s shareholder value. The following table outlines the principles confirmed by the Board and used to inform our compensation decisions:

Principle	Objective
Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short-term and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture
Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers
Market competitive	To attract and retain high performing employees with market aligned compensation
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging team work
Balanced approach to risk	To support an appropriate level of risk-taking that balances short-term and long-term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards

(b)	Compensation Governance

Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives, all within legislative constraints. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC to ensure they align with the Company’s strategic plans, risk profile and risk management principles.

Compensation Practices

Share Ownership Requirements(1)	To better align the interests of the Company’s executives with the interests of Hydro One Limited’s shareholders, Hydro One Limited has share ownership requirements based on the level of the position. Under these requirements, the Company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of Hydro One Limited’s common shares, management deferred share units (management DSUs), 25% of performance cash-settled long term incentive plan (“LTIP”) grants(1), and/or time vested restricted share units (RSUs) granted under the former long-term incentive plan. Individuals have until the later of seven years(2) from: (a) the closing date of the initial public offering of Hydro One Limited’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Executives who are promoted to a level with a higher share ownership requirement have until the seventh anniversary of the date of their promotion to meet their new share ownership requirement. The executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 25% of the target value of outstanding cash-settled LTIP is counted during the vesting period. This practice reflects the Company’s inability to grant equity based awards (which would count toward the requirement), under the current executive compensation framework. The expectation is upon the vesting of cash-settled LTIP awards, executives will use a portion of the proceeds to purchase common shares of Hydro One Limited. Once cash-settled awards have vested they are not counted toward the achievement of ongoing share ownership requirements.

The share ownership requirements as a multiple of annual base salary(3) are set forth below:

President and CEO …………………………………………………........................3x

EVP or equivalent Direct Reports to the President and CEO…….................................2x

All Other Executives – SVP or equivalent, and Vice President or equivalent ................1x

Anti-Hedging	Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted, as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.
Trading Restrictions	Executives are prohibited from trading Hydro One Limited and Hydro One Inc. securities during the trading blackout period, and at any other time when they possess undisclosed material information.
Incentive Compensation Adjustments – Principles and Practices

Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management’s control may occur.

In 2019, the HRC established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.

Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, options, performance share units (“PSUs”), RSUs, other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Notes:

(1)

Cash-settled LTIP grants with an emphasis on performance-based payouts were created to continue the alignment of company performance with shareholder interests. For purposes of assessing the requirement, 25% of the target value of annual cash-settled LTIP is counted during the vesting period. Upon vesting and settlement in cash, the awards no longer count towards the requirement.

(2)	Timeframe to acquire shares for compliance with the executive share ownership requirement was increased from five to seven years on March 25, 2019.
(3)	The multiple of base salary for the President and CEO was reduced from 5x to 3x; and for EVPs it was reduced from 3x to 2x; all other executives remained at 1x.

Governance Framework

Hydro One’s management team, the HRC and our compensation advisors all play a key role in determining compensation for the executives and in managing compensation risk.

Human Resources Committee

One of the HRC’s responsibilities is to assist the Board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management. Details concerning the HRC, its mandate and its members, are as follows:

Members:

Melissa Sonberg (chair)

Blair Cowper-Smith

Jessica McDonald

Russel Robertson

The committee met in camera
without management
present at each of its meetings.

The committee reviewed its

mandate and is satisfied that it

carried out its duties and

responsibilities.

The HRC must consist of at least three directors, all of whom are independent within the meaning of applicable Canadian securities laws.

Duties and Responsibilities include overseeing:

•  ensuring the effectiveness of the Company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;

•  the compensation and incentive policies, programs and plans of the Company designed to attract, retain and develop executives and employees with the skills and expertise needed for the Company to carry out its strategies, business and operations;

•  the compensation of the CEO and other direct reports and other key employees of the Hydro One Limited and its subsidiaries as the HRC or Board may determine (the “Designated Employees”);

•  retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the Company;

•  reviewing matters relating to succession planning of the Company’s CEO and the Designated Employees;

•  the Company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures; and

•  the Company’s labour relations strategy.

All of the HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise, and through on-going Board and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs; particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the AIF for biographical information concerning each member of the HRC.

(c)	Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the HRC in carrying out its mandate.

All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2020 and 2019 are as follows:

		Professional Service Fees
Compensation Advisor	Year	Executive Compensation Related Fees ($)	Other Fees (2) ($)
Mercer (Canada) Limited(1)	2020	54,114	294,674
	2019	240,931	29,110

Notes:

(1)

In 2020, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the OEB for purposes of our distribution and transmission rate filing before the OEB. In 2019, Mercer provided support related to the OEB rate application process.

(2)

This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the Mercer consultant providing guidance to the HRC. No fees other than for executive compensation-related matters were charged by the advisors in either 2020 or 2019 for work requested by the HRC or board.

(d)	Decision-Making Process to Determine Compensation

Hydro One’s compensation decision-making process involves management, the HRC, third-party compensation advisors, and the Board for final approval. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the Board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the Board.

In 2019, the HRC oversaw the implementation of the executive compensation framework and in 2020, it continued to monitor the compensation program to ensure it was achieving its intended results and to understand the impact of the global pandemic on operations and stakeholders. The HRC may refine the program over time to ensure that it continues to be aligned with the Company’s strategy and long-term objectives, subject to the requirements of the Hydro One Accountability Act and the directive issued thereunder.

Design of the Compensation Program

The table below summarizes the Company’s compensation decision-making process.

	Management	HRC	Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the Board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes

	Management	HRC	Compensation Advisors	Board
Choice of Performance Measures and Annual Targets	Develops annual Company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the Board for approval	Provides input to the HRC on market practice	Approves performance measures and targets
Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO’s target compensation to Board for approval Reviews and approves target compensation for direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the Board for approval	Supports the HRC in reviewing performance results, determines if adjustments are necessary	Approves the performance results
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the Board Reviews performance of the President and CEO’s direct reports		Approves the President and CEO’s performance results

	Management	HRC	Compensation Advisors	Board
Award Compensation	President and CEO recommends compensation for the President and CEO’s direct reports	Reviews, finalizes, and approves compensation for the President and CEO’s direct reports Recommends the President and CEO’s compensation to Board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One’s management team, the HRC and the Company’s compensation advisors all play a key role in determining compensation for the Company’ executives and in managing compensation risk.

(e)	Approach to Compensation for 2020

The following section discusses the compensation structure, programs and significant elements of compensation for the NEOs during 2020.

Benchmarking and Pay Positioning for the NEOs

In 2019, the Board engaged Mercer to perform a comprehensive review of Hydro One’s executive compensation program. As part of this review, Mercer developed an updated 2019 compensation peer group that consists of 13 Canadian organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities.

This peer group reflects:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;

•	the unique dynamic of Hydro One Limited’s ownership structure, recognizing the complexity of a publicly traded company with significant investment by the Province; and

•	the particular considerations inherent with highly-regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for the NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for the NEOs has been structured to comply with the requirements of the Hydro One Accountability Act, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. That said, considering peer practices and Hydro One’s compensation philosophy, NEO total direct compensation includes compensation that is delivered through both base salary and a significant proportion of at-risk performance-based pay, which is aligned with clear performance measures and Hydro One Limited shareholder expectations over the short-term and long-term.

For details on the NEOs’ 2020 target total direct compensation, see “Target Compensation Mix”.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e. private- and public-sector organizations). The organizations selected were similar in size to Hydro One Limited and Hydro One Limited is currently positioned between the 50th percentile of the peer group for each scoping criterion.

Compensation Peer Group

Notes:

(1)

The total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2020, respectively. Peer information included in this chart was prepared by Mercer using data from S&P Capital IQ.

(2)	The market capitalization of Hydro One Limited was approximately $17 billion and its total enterprise value was approximately $31 billion as at December 31, 2020.
(3)

Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public Sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

Components of 2020 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	Attract and retain highly qualified and experienced executives Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan	Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life and disability benefits	Indirect compensation to assist employees in covering select life events and promoting health and wellness
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units (management DSUs)	Motivate and reward achievement of annual business performance objectives Align individual performance and rewards with corporate objectives
	Long-term Incentive	Cash-settled performance based	Motivate and align executives with long-term strategy and shareholders’ interests Encourage sustained long-term performance Balance short- and long-term results focus
	Management Employee Share Ownership Plan (“Management ESOP”)(1)	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	Encourage share ownership and increase alignment with shareholders’ interests

Notes:

(1)

In 2015, Hydro One Limited also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs), they increase the alignment of eligible unionized employees in the success of Hydro One. In addition, Hydro One Limited also introduced a Society Represented Employee Share Ownership Plan to enable certain eligible employees who are represented by the Society of United Professionals to acquire common shares of Hydro One Limited in a convenient and regular method through payroll deduction.

(i)	Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the executive compensation framework.

(ii)	2020 Short-Term Incentive Plan (“STIP”)

The STIP was designed to:

●	provide market competitive “pay-at-risk” necessary to attract, motivate and retain employees and executives;

●	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation at risk;

●	focus participants on the drivers of value creation; and

●	reward participants for achievement of annual corporate and individual performance goals.

All full-time non-union employees, including executives, are eligible to participate in the STIP.

A summary of the components of the STIP is provided below.

Elements of the Short-Term Incentive Plan	Impact on Award
How the award is determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate performance

Corporate performance is based on financial and non-financial measures which seek to align corporate performance with the Company’s strategy as detailed in the corporate scorecard.

ESG and Other Non-Financial Measures

●  Health and Safety – to reinforce the importance of keeping our employees safe

●  Customer Satisfaction – to align employees with customer interests

●  Work Program – to align employees with regulatory and customer goals

Financial Measures

●  Net Income of Hydro One Limited – to increase Hydro One Limited shareholder value by increasing earnings

●  Productivity Savings – to increase Hydro One Limited shareholder value by decreasing operating, maintenance and administration and capital-related costs

See pages S-25 to S-28 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual performance	Individual performance is assessed based on the achievement of corporate-aligned performance objectives with a focus on delivering differentiated rewards to top performers.
Range of awards

Awards may range from 0 to 100% for the President and CEO and EVPs, and from 0 to 150% of target short-term incentive for employees who hold an SVP role (and below), based on corporate and individual performance.

HRC/board judgment

The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period and recommends the “overall STIP performance multiplier” to the Board for approval using

Elements of the Short-Term Incentive Plan	Impact on Award
incentive compensation adjustment principles and practices.
Payout

The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

The STIP payout is calculated based on the following formula.

Note:

Consistent with the requirements of the executive compensation framework, STIP payouts for the CEO and EVPs are capped at 100% of the target award.

(iii)	Former Equity-Settled Long-Term Incentive Plan

This plan is applicable to the 2016, 2017 and 2018 LTIP grants. A summary of the key terms of the former Hydro One Limited LTIP (in which employees of Hydro One were allowed to participate) are presented below:

Types of Awards

•   PSUs and RSUs.

•   Options. An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•   Restricted shares. A restricted share award is an award of common shares of Hydro One Limited subject to forfeiture restrictions.

•   DSUs. A DSU is an award that entitles the participant to receive common shares of Hydro One Limited following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions.

•   SARs. A share appreciation right (“SAR”) is the right to receive common shares of Hydro One Limited equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•   Other awards. Other awards are awards that are convertible into or otherwise based on the common shares of Hydro One Limited.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the Board are not eligible.

Maximum No. of Shares Authorized

11,900,000 common shares of Hydro One Limited or approximately 2% of the issued and outstanding shares of Hydro One Limited. Within that limit, the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding common shares of Hydro One Limited as of December 31, 2020). As of December 31, 2020, there were 108,710 common shares of Hydro One Limited subject to outstanding options (approximately 0.02% of the issued and outstanding common shares of Hydro One Limited), 38,410 common shares of Hydro One Limited subject to outstanding RSUs and PSUs (approximately 0.01% of the issued and outstanding common shares of Hydro One Limited), and 8,617,720 common shares of Hydro One Limited available for future awards (approximately 1.44% of the issued and outstanding common shares of Hydro One Limited).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares of Hydro One Limited, the common shares of Hydro One Limited which were issuable under the award will be available for future grants. Common shares of Hydro One Limited issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One Limited security-based compensation arrangements:

•   maximum number of common shares of Hydro One Limited issuable to insiders at any time is 10% of the outstanding common shares of Hydro One Limited.

•   maximum number of common shares of Hydro One Limited issuable to insiders within any one-year period is 10% of the outstanding common shares of Hydro One Limited.

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price of Hydro One Limited on the TSX on the applicable date.

Company Trading Blackout Periods	If an award is scheduled to expire during, or within five business days after, a company trading blackout period restricting employees from trading in common shares of Hydro One Limited, then the award shall expire ten business days after such restricted trading period expires.

Death & Disability	Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest shall immediately vest, based on the number of days elapsed since the last instalment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a)   If the employee:

i.   is the President and CEO (or reports directly to the President and CEO), the retirement has been approved by the Board and the employee complies with such conditions as the Board may require,

ii.  is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii.  achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;

iv.  has achieved such lesser age and/or service thresholds as the Plan Administrator may determine.

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;

(c)   no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.

Termination Without Cause(1)	If the employee has five (5) years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the plan administrator has resulted or could damage the Company or its reputation, then, a pro-rated portion of the next instalment of any awards due to vest shall immediately vest with PSUs at deemed to have met 100% of the specified performance targets. Options shall remain exercisable for 90 days from the termination date.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the Company without cause then, without any action by the plan administrator:

i.   if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control(as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii.  if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(2)	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)   more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)   all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred, other than to a wholly owned subsidiary;

(c)   an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)   individuals who, at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period;(3)

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the Chair;(3)

(f) a change is made to an Ontario law or regulation that:

i.   both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(3) or

(g)   the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of Hydro One Limited’s shares under the Electricity Act, there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Clawback	The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments	The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares of Hydro One Limited issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the Hydro One Limited that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Approval of the shareholders of Hydro One Limited is required for any amendment that:

(a)   increases the number of common shares of Hydro One Limited available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above),

(b)   permits non-employee directors to receive awards,

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the

HRC to make equitable adjustments in the event of transactions affecting the company or its capital,

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof),

(e)   permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period),

(f) permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes, or

(g)   deletes or reduces the range of amendments which require Hydro One Limited shareholder approval.

Notes:

(1)	Represents a change to the LTIP which was approved by the board of directors of Hydro One Limited on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
(2)

As noted above in the “Termination and Change in Control Provisions” table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

(3)	Represents a change to the LTIP which was approved by the board of directors of Hydro One Limited on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.

The above description of the former Hydro One Limited equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the Hydro One Limited equity-settled LTIP.

(iv)	Cash-Settled Long-Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are allowed to participate) is designed to:

•	provide market competitive compensation;

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests; and

•	reward executives for longer term value creation.

To align with the executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to Hydro One Limited’s share price nor are they eligible for dividend equivalents. Therefore, no share based awards or options were issued in 2020.

It is important to note that the LTIP grants continue to provide strong shareholder alignment as they are 100% performance based with performance measures based on earnings per share (“EPS”), including the requirement that the dividend does not decrease in any rolling 12 months during the performance period and productivity savings.

For the LTIP grants made in 2020, a Relative Total Shareholder Return (“Relative TSR”) measure was added to further align executive compensation with long-term shareholder value creation and support our pay-for-performance philosophy. This measure compares Hydro One Limited’s Total Shareholder Return over three years to that of the S&P/TSX Capped Utilities index.

Hydro One Limited’s former equity-settled LTIP plan (in which employees of Hydro One were allowed to participate) was introduced in 2015 with the first grants made in 2016 and the last grant in 2018. The performance measures under the former plan were based on earnings per share and the dividend rate as described below.

LTIP is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the HRC. Non-employee directors are not eligible to participate.

A summary of the components of the current LTIP is as follows:

Elements of the Long-Term Incentive Program	Impact on Award

Types of Awards	Cash-Settled LTIP: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to share price nor do they accumulate dividend equivalents.

Vesting	Awards granted in 2020 vest after the three-year performance period (February 28, 2023), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each cash-settled LTIP award granted in 2020 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2020 to December 31, 2022 (the “Performance Period”).

1.          three-year average EPS (subject to a dividend rate modifier) – 65% weighting;

2.          three-year productivity savings – 25% weighting; and

3.          three-year relative TSR, (S&P/TSX Capped Utilities Index) – 10% weighting.

The EPS and Relative TSR performance measures demonstrate a commitment to achieving long-term growth for Hydro One Limited’s shareholders, while the productivity measure is aligned with the Company’s strategic focus on operating efficiencies.

Three-year average EPS: The adjusted net income attributable to Hydro One Limited’s shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate: If the 12 month rolling average dividend rate during the Performance Period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12 month rolling average dividend rate during the Performance Period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Three-year productivity measure: Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the Company. Identified savings were quantified and embedded in the business plan having regard to the mutual benefit to customers and Hydro One Limited shareholders.

Relative TSR: Measures Hydro One Limited’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

Range of Awards	The LTIP payout is a function of the overall performance multiplier which is based on the three-year average EPS performance (65% weighting) with a dividend rate modifier, and the productivity performance (25% weighting), and the relative TSR performance (10% weighting). Under the executive compensation framework, the total award is subject to an overall maximum payout of 100% for the President and CEO and EVPs, and 150% for all other employees.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the Performance Period and recommends the performance multiplier to the Board for approval using incentive compensation adjustment principles and practices.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

Notes:

Consistent with the requirements of the executive compensation framework, cash LTIP payouts for the CEO and EVPs and above are capped at 100% of target.

(v)	Pension and Benefits

1.	Defined Contribution Pension Plan (“DCPP”)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the Defined Benefit Pension Plan (“DBPP”); and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the DCPP is presented below:

Eligibility: Eligible non-union employees hired on or after January 1, 2016, as well as non-union employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the DBPP as of

September 30, 2015. All NEOs participate in the DCPP.

Employee Contribution: Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental Plan” heading below.

Employer Match: Employee contributions are matched by Hydro One.

Pensionable Earnings: Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

Supplemental Plan: Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act, employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaced a non-registered saving plan in which employer contributions were made on an after-tax basis.

2.	Management Employee Share Ownership Plan

Hydro One strongly supports share ownership of Hydro One Limited by its employees and, accordingly, offers an employee share ownership plan for non-union employees (“Management ESOP”). The plan provides participants with the opportunity to acquire common shares of Hydro One Limited purchased on the market through payroll deduction.

It is designed to:

•	promote an ownership culture among non-union employees;
•	align the interests of non-union employees with Hydro One Limited shareholder interests; and
•	increase employee awareness and alignment with Hydro One performance.

All regular employees not represented by a union who have completed at least six months of continuous service with the Company prior to the date of enrolment in the plan are eligible to participate.

A summary of the components of the Management ESOP is provided below.

Element	Description

Source of shares	Shares of Hydro One Limited are purchased on the market at prevailing prices (non-dilutive).

Employee contribution	Between 1% and 6% of base salary, through payroll deduction.

Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.

Vesting	All shares purchased with employee and employer contributions vest immediately

4.	Other Benefits

NEOs (other than those with grandparented provisions) are not eligible for any other perquisites that are not offered to non-union employees, to align with the executive compensation framework and the directive.

(f)	2020 Compensation Decisions

Biographies

The biographies for our executive officers as of December 31, 2020 are as follows:

Mark Poweska, 51 President and CEO

Mark Poweska is President and CEO of Hydro One Limited. With approximately 1.4 million valued customers, over $30 billion in assets and 2020 annual revenues of approximately $7.3 billion, Mr. Poweska leads Ontario’s largest electricity transmission and distribution provider and is a proven leader with a reputation for prioritizing safety, exceeding customer expectations, cutting costs and improving operational performance.

With a team of approximately 8,700 skilled and dedicated employees (on average during 2020), Mr. Poweska has devised a new corporate strategy that sets a clear vision for the future of Hydro One. Mr. Poweska has deep industry knowledge and an ability to develop enduring relationships with industry partners, unions, Indigenous communities, regulators and all levels of government.

Prior to joining Hydro One, Mr. Poweska served as Executive Vice President, Operations at BC Hydro. During his tenure in the role, Mr. Poweska successfully led the merger of the former Transmission and Distribution organization with the Generation organization. During his more than 25 years at BC Hydro, Mr. Poweska has proven that he can build a strong safety culture, put customers first and improve efficiency. Mr. Poweska is a mechanical engineer with experience at all levels of the electricity industry, from the front line to the executive team.

Mr. Poweska is the Chair of the Board of Directors of the Ontario Energy Association and serves on the Board of the Western Energy Institute. He was recognized by the Ontario Energy Association as Leader of the Year for 2020 for his leadership of Hydro One’s transformation to be more customer-driven, sustainable, safe, and efficient.

Chris Lopez, 46 CFO

Chris Lopez is the CFO of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 20 years of progressive experience in the utilities industry in Canada and Australia. As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain. Mr. Lopez is also currently responsible for Strategy and Growth, including Hydro One Telecom Inc. and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant with Rio Tinto in Australia.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

David Lebeter, 61 Chief Operating Officer

David Lebeter is the Chief Operating Officer (COO) of Hydro One Networks Inc., a role he assumed in January 2020. Mr. Lebeter is responsible for transmission and distribution at the utility including construction, maintenance, vegetation management, as well as system operations, asset planning and engineering. He is also responsible for Hydro One Remote Communities Inc., which serves remote communities in Ontario’s far north.

Mr. Lebeter has over 38 years’ experience in the utility and forestry sectors, and has been a vocal leader and a strong advocate for a safe and engaged workforce.

Before joining the organization, he held executive positions at BC Hydro from 2010 to 2019, including Senior Vice-President of Safety and Vice-President of Transmission & Distribution Field Operations. Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D designation from the Institute of Corporate Directors.

Mr. Lebeter holds an Executive Masters of Business Administration from Simon Fraser University, holds a Bachelor degree in Forestry from the University of British Columbia, and is a registered professional forester.

Paul Harricks, 66 Chief Legal Officer

Paul Harricks is the Chief Legal Officer of Hydro One Limited and Hydro One Inc., leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities. Prior to joining Hydro One in September 2019, Mr. Harricks practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal and strategic advisor, Mr. Harricks has delivered effective results in the fields of electricity distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and is currently Chair of the Energy Committee of the Toronto Region Board of Trade, where he also serves on the Policy & Advisory Committee. He has been an active member of the International Bar Association. He is also a Director and Audit Committee member of Pioneering Technology Corp.

He holds a Bachelor degree from the University of Toronto and an LLB from Osgoode Hall Law School.

Jason Fitzsimmons, 50 Chief Corporate Affairs and Customer Care Officer

Jason Fitzsimmons is the Chief Corporate Affairs and Customer Care Officer of Hydro One Networks Inc. In this role, held since August 2018, Mr. Fitzsimmons has oversight of the Company’s customer service, external relations, communications and marketing, sustainability and indigenous relations functions. Prior to his current role, he served as the company’s Vice President of Labour Relations.

With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly regarded leader with a proven track record for executing large-scale transformations and building strong relationships with key stakeholders.

Before joining the Company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for its Nuclear division.

He is a Certified Human Resource Executive known for his broad experience in labour management, as well as his passion for health and safety in the workplace. He is a former member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.

Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and the Hydro One Accountability Act and reflects the compensation philosophy of emphasizing pay for performance and at risk compensation, ranging from 55.56% to 66.67% of NEO total compensation.

The following summarizes the target compensation mix by NEO.

Notes:

(1) Base salary reflects the annualized base salary as of December 31, 2020.

(2) The short-term and long-term incentive targets are based on base salary as of December 31, 2020.

Base Salary Decisions for 2020

The following table documents the base salary increases for the five NEOs in 2020. Base salary changes reflect the promotions of NEOs into new roles as members of the ELT in 2019 and 2020.

Following our typical practice, the 2020 base salary changes were approved by the Board in February 2020, and effective April 1, 2020 for all NEOs. The 2.1% increase to base salary is aligned with the requirements outlined under the executive compensation framework.

Named Executive Officer	2019 Base Salary(1)	2020 Base Salary(1)	% Change

Mark Poweska	$ 500,000	$ 510,500	2.10%

Chris Lopez	$ 400,000	$ 408,400	2.10%

David Lebeter	$ —	$ 400,000	N/A

Paul Harricks	$ 375,000	$ 382,875	2.10%

Jason Fitzsimmons	$ 370,000	$ 377,770	2.10%

Notes:

(1)

These columns reflect the NEOs’ base salary as of December 31 of the relevant year, and do not take into account any proration for base salary changes during fiscal years 2019 and 2020, respectively, or acting pay received.

Short-Term Incentive Decisions for 2020

(i)	Corporate Performance Scorecard

Hydro One’s corporate scorecard was developed by management and approved by the Board, on the recommendation of the HRC at the beginning of 2020. No changes to the scorecard were made during the year in terms of measures or targets. The scorecard performance measures were based on Hydro One Limited’s (and indirectly, Hydro One’s) objectives and business plan for the year and established “threshold”, “target” and “exceeds” performance levels for each performance measure. The scorecard is a balanced scorecard measuring financial and non-financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to demonstrate the rigour and stretch embedded in the performance levels (threshold, target and exceeds) relative to similar organizations. In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the Board for approval.

Payouts under the STIP for 2020 were based on Hydro One Limited’s performance (and indirectly, Hydro One’s performance) and individual performance relative to the scorecards. In determining the Company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance level for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

Hydro One is focused on corporate social responsibility and outlines its practices in Hydro One Limited’s annual Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders, including safety, improving reliability and customer satisfaction.

The following table sets out Hydro One Limited’s (and indirectly, Hydro One’s) corporate performance measures and results for 2020. Based on Hydro One Limited’s results, the HRC recommended, and the Board approved, an overall STIP performance multiplier equal to 115.08% of the target for 2020 for the corporate component.

Performance Levels and Actual Achievement (represents Hydro One 2020 Achievement)	Weighting	Percentage Achievement	Contribution to Team Scorecard
Health & Safety (20%)			
Recordable Incidents: Incidents per 200,000 hours Threshold: 1.023 · Target: 0.972 · Exceeds: 0.920 · Actual: 0.874	10.00%	150.00%	15.00%
Reliability (10%)			
Transmission (Tx) Reliability: Minutes per Delivery Point (SAIDI) Threshold: 8.1 · Target: 7.9 · Exceeds: 6.3 · Actual: 4.6	5.00%	150.00%	7.50%
Distribution (Dx) Reliability: Hours per Customer (SAIDI) Threshold: 7.0 · Target: 6.1 · Exceeds: 5.9 · Actual: 7.3	5.00%	0.00%	0.00%

Although Hydro One did not meet all performance objectives in 2020, we have achieved critical advances in the majority of our key metrics:

•

Health and Safety: In 2020, Hydro One tragically lost a team member due to a motor vehicle collision. While we did not meet our 2020 serious injury target, we will act to eliminate serious injuries and fatalities by turning the recommendations from the Safety Improvement Team into action. Hydro One continued to make tremendous progress in reducing the recordable injury rate, with a decline of approximately 90% over the past 10 years.

•

Work Program: In 2020, Hydro One continued to deliver strong Transmission (Tx) Reliability results with a 42.2% year-over-year improvement. While Distribution (Dx) Reliability results fell short of the target, Hydro One will continue to work toward stronger results in our Dx portfolio. Results exceeded targets for both Tx and Dx In-Service Additions as a result of strong leadership and coordination across many lines of businesses to pause, re-plan and restore many projects in response to the pandemic.

•	Adjusted Net Income(1): 2020 adjusted net income to Hydro One Limited’s common shareholders was approximately 5% better than budget, primarily due to higher peak demand and electricity consumption.
•

Productivity Savings: Hydro One Limited achieved a strong productivity savings result of $286.0M, primarily as a result of accelerated fleet optimization, incremental customer service initiatives, procurement savings related to material and services and secondary land use revenues.

•

Customer Satisfaction: Customer satisfaction for Commercial and Industrial customers achieved an all-time high of 86%. The Company’s Residential and Small Business customer satisfaction continued to be strong and exceeded target by 1%, while our Transmission customer satisfaction dropped below target by 4%.

Note:

(1)

Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the Hydro One Limited to assess Hydro One Limited’s performance and is considered a useful metric of evaluating the Hydro One Limited’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Measures” in the Management’s Discussion and Analysis of Hydro One Limited which can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com for more information.

The following details key accomplishments for each NEO during 2020:

(ii)	Individual Performance

NEO	Key Accomplishments
Mark Poweska President and CEO

Under Mr. Poweska’s leadership, Hydro One has continued to successfully transform its safety culture, strengthen its leadership team, enhance its relationships with key stakeholders and regulators, and gain employee support and alignment behind the Company’s new vision, mission and corporate strategy.

Mr. Poweska enhanced the overall safety culture by leading the development of Hydro One’s Corporate Safety Plan and endorsing the 11 recommendations of its Safety Improvement Team, which focus on moving the Company toward its goal of zero life-altering injuries and fatalities. In addition, he appointed a new Chief Safety Officer, established Hydro One’s

NEO	Key Accomplishments

Safety Centre of Excellence, introduced all-employee safety calls with participation from union executive, and improved the overall rigour and frequency of near-miss reporting.

Under his direction, Hydro One launched a leadership competencies program aligned to the corporate strategy, introduced Diversity and Inclusion Forums, and provided unconscious bias training for the ELT. Mr. Poweska personally pledged his support to the BlackNorth Initiative, which is committed to ending anti-Black systemic racism and creating opportunities for underrepresented groups. Additionally, he strengthened and diversified his leadership team, with succession and development plans now in place that add a diversity lens to the talent identification process. In addition to the appointment of a new Chief Safety Officer, Mr. Poweska was directly involved and approved the appointment and selection of Hydro One’s SVP of Strategy and Growth, Chief Human Resources Officer, Vice President Distribution, Vice President Business Technology and Vice President Indigenous Relations – with the majority of these selections encompassing diverse candidates.

Despite the challenges posed by COVID-19, Mr. Poweska successfully led the execution of Hydro One’s corporate strategy and workplan, advancing initiatives across all five priority areas. A key element of the corporate strategy was to strengthen Hydro One’s presence in Ontario and its reputation as a thought leader and trusted advisor with key customers, stakeholders and investors. To that end, Mr. Poweska successfully repositioned the Company as a leader in the electrical utility sector by meeting regularly with investors, regulators government and other key stakeholders; being the keynote speaker at major business and industry conferences; gaining recognition as Leader of the Year in Energy by the Ontario Energy Association (OEA); and representing the Company on the Minister of Energy’s Advisory Council, being appointed Board Chair of the OEA, and sitting on the boards of the Canadian Electrical Association and the Western Energy Institute.

Chris Lopez Chief Financial Officer

Under Mr. Lopez’s leadership, Hydro One Limited achieved a total shareholder return of 18.5% and overall investor perception increased by 10.2%, with feedback confirming concerns over new management and government/regulator oversight had been allayed. This contributed to strong in-year share price performance, increasing 14.2%, outperforming all peers.

Additionally, debtholder perception improved and rating agencies maintained strong credit ratings, stable outlooks and favourable comments on Hydro One’s access to debt markets. These positive attributes, coupled with a well-timed debt issue resulted in Hydro One obtaining substantial liquidity going into the pandemic. This avoided the financial pressure felt by many companies early in the pandemic. The favourable investor perceptions and strong credit ratings supported total borrowings of $2.725 billion at competitive rates during the year, almost twice the previous year’s borrowing, including a $425 million issue the proceeds of which were used to redeem all outstanding preferred shares of Hydro One Limited, further optimizing Hydro One’s capital structure.

Mr. Lopez’s responsibilities expanded during the year to include the

NEO	Key Accomplishments

Strategy and Growth portfolio, with a mandate to monitor/maintain the Company’s Strategy and execute the Growth plan. In addition to recruiting the SVP Strategy and Growth, he successfully led the development of the growth roadmap aligned with corporate strategies and objectives; and established an annual strategy cycle and Strategic Implementation Office (SIO).

Mr. Lopez and his team completed the acquisitions of Orillia Power Distribution Corporation and the business and distribution assets of Peterborough Distribution Inc., with the integration nearly complete; and achieved growth targets for Hydro One’s rate base and net income, as well as Telecom’s net income.

Mr. Lopez oversaw Hydro One’s efforts to update and enhance its ERM program through significant investments in 2020. Effective ERM allows Hydro One to better articulate and provide visibility into the key risk management activities occurring within the organization.

In 2020, Mr. Lopez oversaw Hydro One’s continued realization of productivity savings, $286 million or 41.4% higher than 2019, building on successes from earlier years. This performance was driven by accelerated fleet optimization, incremental customer service initiatives, procurement savings related to material and services and secondary land use revenues.

Additionally, Mr. Lopez successfully oversaw the development of a shared services strategy and roadmap, ensuring alignment with the corporate strategy and employing technology to streamline operational processes. He continued to oversee the execution of the Company’s real estate strategy, selling 14 properties during the year for a total of $7.8 million.

David Lebeter Chief Operating Officer

Since joining Hydro One in January 2020, Mr. Lebeter has helped lead the Company’s COVID-19 response, delivering on its key priorities of protecting employees and maintaining the safe and reliable supply of electricity to Hydro One customers. Specifically, Mr. Lebeter led the Emergency Operations Centre team that oversaw all areas of the Company’s response, including the safe return to work for both field and office workers, a key element in improving Hydro One’s safety culture and performance.

Under Mr. Lebeter’s leadership, the Operations Management team finalized and began implementing Hydro One’s new operations strategy in support of the Company’s corporate strategy. The operations strategy is a five-year roadmap, with goals, deliverables and key performance indicators outlined for each corporate initiative.

Mr. Lebeter is overseeing the development of the investment plan for the Company’s joint rate application (JRAP) to the Ontario Energy Board (OEB), ensuring all OEB-identified improvements are being incorporated into the application and it is proceeding as per the development schedule. Additionally, he has strengthened reporting on the status of Hydro One’s capital projects, clearly demonstrating overall improvements to portfolio performance.

Mr. Lebeter also oversaw the successful integration of Orillia Power Distribution Corporation and the business and assets of Peterborough

NEO	Key Accomplishments

Distribution Inc. into the Hydro One family during the year.

Mr. Lebeter is the executive co-sponsor of Mosaic, a multicultural network and Employee Resource Group that advocates for a more diverse, inclusive and equitable workplace. During the year, Mr. Lebeter strengthened the organizational design and diversity of the Operations Management team, adding two new individuals who represent increased gender, ethnicity and experience, ultimately increasing the depth of the talent pool for future promotions.

Paul Harricks Chief Legal Officer

In 2020, Mr. Harricks successfully spearheaded the Company’s legal and regulatory response on a number of critical projects, governance files, business opportunities and policy matters that are of significant strategic importance to Hydro One.

Mr. Harricks successfully led Hydro One’s deferred tax asset appeal before the Ontario Divisional Court, which ruled in Hydro One’s favour. The Divisional Court set aside the decision of the OEB, which is now in the process of implementing the Divisional Court’s opinion regarding appropriate tax savings allocations.

Under Mr. Harricks direction, Hydro One implemented a new formal and centralized privacy function, introduced a more customer-friendly Privacy Code, established other key privacy artefacts and conducted the first annual Privacy Breach Response Plan testing session, which will, among other things, form the basis of Hydro One’s annual cybersecurity reporting required by the OEB.

Mr. Harricks oversaw improvements to the governance framework of the organization, revising the mandate and structure of key governance committees to more fully align with Hydro One’s corporate strategy. In addition, he was involved in strengthening overall policy matters at Hydro One, for example, by updating the Records Management Program’s classification scheme and records retention schedule and establishing an electronic signature policy.

Mr. Harricks led the development of Hydro One’s new regulatory strategy which was approved by the Governance & Regulatory Committee in 2020

A leader of the Company’s joint rate application (“JRAP”) to the OEB, Mr. Harricks continues to develop evidence and materials to guide the JRAP Steering Committee, as well as keep senior leadership and the board apprised of new developments.

Under Mr. Harricks’ leadership, in 2020 the Company completed its acquisition of Orillia Power Distribution Corporation from the City of Orillia and the acquisition of the business and distribution assets of Peterborough Distribution Inc. from the City of Peterborough.

Mr. Harricks is an executive sponsor of the newly established Strategic Policy Committee, which addressed a number of critical issues in 2020, including the OEB’s consultations on distributed energy, COVID-19 costs, broadband regulation, and the government’s consultation on long-term energy planning.

NEO	Key Accomplishments
Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer

Under Mr. Fitzsimmons’ leadership, Hydro One improved its customer experience and satisfaction levels, enhanced the Company’s brand and reputation by building trust with customers, communities and Indigenous partners during the pandemic; and helped 15 Ontario communities to advance their energy and climate action plans.

Mr. Fitzsimmons and his team improved the new customer connection process for both residential and Large Distribution Account customers – streamlining it, making it more transparent and accessible via online tools, and improving overall service levels, with post-connection survey results indicating customer satisfaction levels increased to 80% from 75% in 2019.

The Customer Service team completed 1,200 IESO conservation and demand management projects for business customers and supported 13,900 households through the Affordability Fund Trust, driving customer bill savings of approximately $26 million and energy savings of 180 million kilowatt hours.

Mr. Fitzsimmons successfully led the Customer Care and Corporate Affairs team to realize $7.9 million in savings due mainly to efficiencies and productivity improvements. With 44% of the Company’s customer base now enrolled in paperless billing, a recent benchmarking report released by the Canadian Electricity Association (CEA) places Hydro One in the top third of Canada utilities for e-billing enrolments among CEA peers.

Under Mr. Fitzsimmons’ direction, Hydro One continued to strengthen its ESG commitments, building meaningful relationships and capacity with Indigenous communities and advancing work on Call to Action #94 from the Truth and Reconciliation Report. Achievements include advancing from Bronze to Silver level certification under the Canadian Council for Aboriginal Business’ Progressive Aboriginal Relations (PAR) program; signing an Interim Engagement Agreement with the Indigenous Transmission Limited Partnership regarding the Waasigan project; and partnering with GlobalMedic to provide over 13,500 food and safety kits to First Nations communities and supporting the Métis Nation of Ontario’s pandemic relief fund.

Hydro One’s Sustainability Report reinforced the Company’s commitment to managing its environmental footprint, building meaningful partnerships and diversifying Hydro One’s workforce.

Mr. Fitzsimmons and his team continued to enhance Hydro One’s status as a trusted brand. Impacting these positive results was Hydro One’s advocacy for customers and the creation of a Pandemic Relief Program, to complement other customer support initiatives.

In 2020 Mr. Fitzsimmons was recognized in the Globe and Mail Report on Business as one of Canada’s 50 Best Executives

(iii)	STIP Decision Summary

The following summarizes the STIP payout for each NEO considering the corporate and individual performance as approved by the HRC and Board.

Named Executive Officer/ Principal Position	STIP Target %(1)	STIP Target $(2)	Corporate Achievement (%)(3)	Individual Achievement (%)(3)	STIP Payout(3)	STIP Payout as a % of Target(3)

Mark Poweska President and CEO	100%	$ 507,889	115.08%	100.00%	$ 507,889	100.00%

Chris Lopez Chief Financial Officer	80%	$ 325,049	115.08%	100.00%	$ 325,049	100.00%

David Lebeter Chief Operating Officer	80%	$ 319,126	115.08%	100.00%	$ 319,126	100.00%

Paul Harricks Chief Legal Officer	50%	$ 190,459	115.08%	100.00%	$ 190,459	100.00%

Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer	40%	$ 150,335	115.08%	137.00%	$ 179,596	119.46%

Notes:

(1)	Incentive target as of December 31, 2020.
(2)	Aggregate target incentive award for 2020 (reflecting time with the organization where applicable).
(3)

Under the requirements of the executive compensation framework, Messrs. Poweska, Lopez, Lebeter, and Harricks receive STIP awards capped at 100% of target award. To adhere with this requirement, the total STIP payout has been limited to 100% of target.

(iv)	Long-Term Incentive Decisions for 2020

In 2018, the board of directors of Hydro One Limited at that time set three-year average EPS performance measures and dividend rate modifier for the 2018 PSU grants made under Hydro One Limited’s former equity-settled LTIP as outlined below. These targets were based on the adjusted net income targets of the 2018 to 2020 business plan. To establish the performance levels (threshold, target and exceeds) corresponding to the performance multipliers, management provided the HRC with modelling of a broad range of scenarios to demonstrate the rigour and stretch embedded in the performance levels.

In 2019, the HRC recommended, and the board deemed it appropriate, to approve an adjustment to the EPS target for the fees associated with the proposed Avista Corporation acquisition impacting net income (by $140 million in 2019 and $29 million in 2018). This adjustment was made to ensure that employees participating in the incentive compensation programs for which EPS was a performance measure were rewarded for performance of the business under their reasonable control.

Over the 2018 to 2020 performance period, Hydro One Limited’s three-year average adjusted EPS was $1.47 resulting in a performance multiplier of 200% for the 2018 PSU grants. Since the 12-month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2018 PSUs was 100%. These results reflect the organization’s strong financial performance from 2018 to 2020.

Other than Mr. Lopez and Mr. Fitzsimmons, no current NEOs were awarded 2018 PSU awards.

2020 Long-Term Incentive Grants Awarded

Notes:

Consistent with the requirements of the executive compensation framework, cash LTIP payouts for CEO and EVPs are capped at 100% of target.

As previously described, in order to comply with the executive compensation framework, Hydro One changed its LTIP from a share based plan to a cash-settled LTIP. The performance measures for this plan consist of a three-year average EPS measure with a dividend rate modifier (similar to the former LTIP grants), a three-year productivity measure, and a three-year relative TSR measure.

Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the Company. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three-year productivity targets align directly with the productivity commitments presented in the approved 2020 to 2025 business plan.

Hydro One Limited’s relative TSR performance is compared to the S&P/TSX Capped Utilities index. The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One Limited.

LTIP grants awarded to the NEOs in 2020 are outlined below.

Named Executive Officer	Share-based Awards Value(1)	Option-based Awards Value(1)	Cash-settled Awards Value(2)	Total Grant Value ($)

Mark Poweska	$ 0	$ 0	$ 500,000	$ 500,000

Chris Lopez	$ 0	$ 0	$ 400,000	$ 400,000

David Lebeter	$ 0	$ 0	$ 400,000	$ 400,000

Paul Harricks	$ 0	$ 0	$ 375,000	$ 375,000

Jason Fitzsimmons	$ 0	$ 0	$ 314,500	$ 314,500

Notes:

(1)	No share-based or option-based awards were granted in 2020.
(2)	The value of the cash-settled LTIP does not appear on the summary compensation table in 2020, as the grant will not vest until 2023.

III.	Compensation Details

Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2018, 2019 and 2020, as applicable.

Non-equity incentive plan compensation ($)

Name and Principal Position	Year	Base Salary ($)(1)	Share based Awards ($)(2)	Option based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long term Incentive Plans ($)(4)	Pension Value ($)(5)	All other Compensation ($) (6)(7)	Total Compensation ($)
Mark Poweska President & Chief Executive Officer	2020	507,889	N/A	N/A	507,889	N/A	45,438	15,458	1,076,674
	2019	328,767	N/A	N/A	328,767	N/A	18,230	1,500	677,264
	2018	-	-	-	-	-	-	-	-
Chris Lopez Chief Financial Officer	2020	406,311	N/A	N/A	325,049	N/A	36,350	63,755	831,465
	2019	400,000	N/A	N/A	320,000	N/A	33,455	155,575	909,030
	2018	320,585	266,513	N/A	655,852	-	28,612	125,808	1,397,370
David Lebeter Chief Operating Officer	2020	398,907	N/A	N/A	319,126	N/A	22,615	277	740,925
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-
Paul Harricks Chief Legal Officer	2020	380,917	N/A	N/A	190,459	N/A	26,342	5,722	603,440
	2019	117,123	N/A	N/A	58,562	N/A	5,884	0	181,569
	2018	-	-	-	-	-	-	-	-
Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer	2020	375,838	N/A	N/A	179,596	N/A	32,842	12,602	600,878
	2019	370,000	N/A	N/A	171,964	N/A	31,703	12,331	585,998
	2018	298,616	314,418	N/A	158,384	N/A	23,265	8,945	803,628

Notes:

1.

Base salaries presented are actual amounts earned for fiscal years 2018, 2019, and 2020, as applicable. 2019 base salary for Mr. Poweska reflects time worked in 2019 (May 6 to December 31, 2019). 2020 base salary for Mr. Lebeter reflects time worked in 2020 (January 2 to December 31, 2020). 2019 base salary for Mr. Harricks reflects time worked in 2019 (September 9 to December 31, 2019).

2.	No share- or option-based awards were granted in 2019 or 2020.

3.

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary, and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lopez elected to take 100% of his 2020 award in management DSUs. Messrs. Poweska, Harricks, and Lebeter elected to take 20% of their 2020 award in management DSUs.

4.

In 2019 and 2020, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives. The value of the cash-settled LTIP (see below in table on page S-36) does not appear on the summary compensation table in 2019 or 2020, as these grants will not vest until 2022 and 2023 respectively.

5.

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2020. These values do not reflect the employee contributions nor the investment gains/losses for fiscal year 2020.

6.

All active NEOs participate in the management ESOP. Amounts include only the employer contributions to ESOP for all NEOs other than Mr. Lopez. Mr. Lopez’s amount reflects travel and accommodation benefits (in the amount of $50,171) provided under his previously established employment arrangements and is considered a taxable benefit, and $13,584 in respect of employer contributions to his management ESOP.

7.

None of the NEOs, aside from Mr. Lopez as highlighted in note 6 above, are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option and share-based awards for the NEOs and based on the Hydro One Limited share price at close on December 31, 2020:(1)

Name		Option-based Awards(2)			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (4)	Market or payout value of share- based awards that have not vested ($) (4)	Market or payout value of vested share-based awards not paid out or distributed ($)(5)

Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	67,047

Chris Lopez	N/A	N/A	N/A	N/A	14,610	418,577	860,907

David Lebeter	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Paul Harricks	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jason Fitzsimmons	N/A	N/A	N/A	N/A	17,338	496,734	N/A

Notes:

(1)	The closing price of Hydro One Limited’s shares was $28.65 on December 31, 2020.
(2)	No option-based awards were awarded in 2019 or 2020. The board granted option-based awards in 2018, however none of the current NEOs received option awards.
(3)	No stock options were exercised by NEOs in 2020.
(4)	Amounts include all unvested RSUs and PSUs granted in 2018 (which vested February 28, 2021), including dividend equivalents. The amounts assume PSUs vest at target.
(5)	The value reflects the value of outstanding management DSUs for Messrs. Poweska and Lopez as at December 31, 2020.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2020:

Name	Grant Year	Grant Value	Vesting Date	Current Value(1)

Mark Poweska	2020	500,000	2/28/2023	500,000
	2019	500,000	2/28/2022	500,000
	Aggregate	1,000,000		1,000,000

Chris Lopez	2020	400,000	2/28/2023	400,000
	2019	400,000	2/28/2022	400,000

Name	Grant Year	Grant Value	Vesting Date	Current Value(1)

	Aggregate	800,000		800,000

David Lebeter	2020	400,000	2/28/2023	400,000
	2019	N/A	N/A	N/A
	Aggregate	400,000		400,000

Paul Harricks	2020	375,000	2/28/2023	375,000
	2019	375,000	2/28/2022	375,000
	Aggregate	750,000		750,000

Jason Fitzsimmons	2020	314,500	2/28/2023	314,500
	2019	314,500	2/28/2022	314,500
	Aggregate	629,000		629,000

Note:

(1)

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash LTIP payouts are capped at 100% of target.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)(3)
Mark Poweska	N/A	67,047	507,889
Chris Lopez	N/A	345,228	325,049
David Lebeter	N/A	N/A	319,126
Paul Harricks	N/A	N/A	190,459
Jason Fitzsimmons	N/A	N/A	179,596

Notes:

1.

Hydro One Limited has not granted option-based awards or share-based awards to any employees including the ELT since 2018. No option-based awards or share-based awards were granted in 2019 or 2020 and no NEO holds outstanding options.

2.

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2020 in respect of the 2019 short-term incentive award payment. For all NEOs, the values above are based on the share price of $28.65 on December 31, 2020.

3.	This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2020:(1)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)

Mark Poweska	18,744	45,438	70,702

Chris Lopez	94,050	36,350	142,968

David Lebeter	0	22,615	24,028

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)

Paul Harricks	5,914	26,342	34,573

Jason Fitzsimmons	83,607	32,842	127,589

Notes:

1.	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after tax amounts contributed to the prior non-registered savings plan.
2.	Includes the employer contributions, and investment gain/losses during 2020.

Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)(4)	Termination without Cause following Change in Control (double trigger)(5)(6)	Termination for Cause

Severance	None	None	1.5x or 2x(4) aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(8), in which case a pro-rata portion will vest	Continue to vest according to schedule	Award forfeited

RSUs, PSUs, Options	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(8), in which case a pro-rata portion will vest	Consequences depend on circumstances of change in control(7)	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(3)	Benefits end	Benefits end	Continue for up to 24 months(4)	Continue for up to 24 months	Benefits end

Notes:

1.

The NEOs may voluntarily resign their employment at any time; Messrs. Poweska, Lopez, Lebeter, and Harricks are required to give three (3) months notice. Under the terms of a retention agreement the company has with Mr. Lopez, if he resigns between

February 26, 2021 and May 31, 2022, Mr. Lopez will receive:
i.	a prorated short-term award for the fiscal year calculated at target reflecting the period of active service during the fiscal year,
ii.	a long-term incentive grant in 2022, as long as Mr. Lopez remains in active employment through March 31st of the year,
iii.	accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance).

However, in the event Mr. Lopez resigns pursuant to the terms of his retention agreement, no severance is payable.

2.

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the former LTIP and the cash-settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP NEOs are considered to have retired if they reach age 65, reach age 55 with at least 10 years of service, or such lesser age and service threshold as the board determines. For purposes of the STIP NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. The board has applied its discretion and approved the following retirement treatment for any unvested LTIP grants that Mr. Lebeter is holding at the time of his retirement in the event of his retirement after completion of:

i.

three (3) years of continuous service and providing at least six (6) months’ notice of retirement, a portion of his unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant. The proration will be based on time worked during the vesting period, and,

ii.

five (5) years of continuous service and providing at least six (6) months’ notice of retirement, all unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant.

For purposes of the STIP NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines.

3.

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation.

4.

The payout multiplier for Messrs. Poweska and Fitzsimmons is 2x, and benefits will continue for 24 months. The payout multiplier for Messrs. Lopez, Lebeter and Harricks is 1.5x, and benefits will continue for 18 months.

5.

Treatment only applies to termination by the company without cause or in the case of Messrs. Poweska, Lebeter, and Harricks in the case of resignation for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment from Hydro One. For Messrs. Poweska, Lebeter and Harricks, “good reason” is defined as a material change in title, responsibilities, authority or “status”; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.

6.	A ‘change in control’ will occur in the following circumstances:
a.	more than 50% of the outstanding voting securities of the Hydro One Limited are acquired;
b.	all or substantially all of the assets of the Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary;
c.	an acquisition of the Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
d.

individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death;

e.

pursuant to its rights in the governance agreement, the Province replaces the entire board of directors of Hydro One Limited (other than the President and CEO) and, in its discretion, the chair of the board;

f.	a change is made to an Ontario law or regulation that:
i.

both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One Limited or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the board passes a resolution confirming that a change in control has occurred.

7.	If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause then, without any action by the plan administrator:
i.

if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted    in footnote (6) above, the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii.

if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (6) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

8.

If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest.

The table below shows the incremental amounts that would become payable to the NEOs, if such events had occurred on December 31, 2020.

Name	Resignation $	Retirement $(1)	Termination Without Cause $(2)	Termination Without Cause after Change in Control (double trigger) $	Termination for Cause $
Mark Poweska	0	0	2,042,000	3,042,000	0
Chris Lopez	0	0	1,038,050	2,256,627	0
David Lebeter	0	0	1,080,000	1,480,000	0
Paul Harricks	0	0	1,146,667	1,896,667	0
Jason Fitzsimmons	0	0	1,056,210	1,685,210	0

Notes:

1.	Hydro One does not ascribe a value for benefits continuation.
2.

Severance payments are calculated based on annualized base salary and the target short-term incentive as of December 31, 2020. The payout multipliers for the NEOs are as follows: 2x for Messrs. Poweska and Fitzsimmons and 1.5x for Messrs. Lopez, Lebeter and Harricks. The company does not ascribe a value for benefits continuation.

IV.	Director Compensation

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and be reimbursed for all expenses incurred in fulfilment of their duties, including travel expenses.

On August 15, 2018, the Province passed the Hydro One Accountability Act. The Hydro One Accountability Act required the board of directors of Hydro One Limited to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019 pursuant to the Hydro One Accountability Act, the Province of Cabinet issued a directive to Hydro One (the “Directive”) setting out certain compensation-related requirements. As specified in the Directive, the maximum total compensation for the board of directors of Hydro One Limited may be adjusted annually by the lesser of the rate of Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. In February 2020, during its annual review of director compensation, the board of directors of Hydro One Limited approved a compensation adjustment of 2.1%, as permitted by the Directive.

The chart below sets out the directors’ compensation, effective April 1, 2020 which is in compliance with the directive.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	61,260	61,260	122,520
Committee chair (1)	43,392	43,393	86,785
Other directors	40,840	40,840	81,680
No meeting attendance fees

Notes:

(1)	Committee chairs receive a $5,000 retainer for their duties as committee chair. They can elect to take their retainer in 100% equity.

Hydro One Limited has a non-employee director deferred share unit (DSU) plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component, which they receive in the form of DSUs. They may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One Limited’s common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. Director DSUs vest immediately, but Directors can only redeem their DSUs for cash after they leave the board (following a one-year holding period). Board committee chairs can choose to take their annual committee chair retainer in cash or equity.

Hydro One believes that the interests of Hydro One Limited’s shareholders and directors are better aligned when directors hold a significant investment in Hydro One Limited. The corporate governance guidelines require directors who are non-employees of Hydro One to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the Board.

The ownership requirement for directors is as follows:

Chair	$367,560

Other Directors	$245,040

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board. All the directors are on track to meeting their share ownership requirements. Ms. Giardini is required to hold her DSUs until May 8, 2021.

For 2020, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes their equity ownership, including dividends rounded to the nearest whole number, as at March 31, 2021, and their holdings for the previous year. The value of director holdings is calculated using the closing price of Hydro One Limited’s common shares on the TSX on December 31, 2020, which was $28.65. The table does not include Mr. Poweska as he is subject to our executive share ownership requirements which can be found on page S-4.

	Equity Ownership March 31, 2021		Equity Ownership March 20, 2020		Net Change		Market Value ($) December 31, 2020		Year to meet share ownership requirement
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs		SOR(1)
Cherie Brant	-	5,776	-	3,701	-	2,075	165,482	0.56x	2024
Blair Cowper-Smith	-	6,288	-	4,076	-	2,212	180,151	0.61x	2024
David Hay	-	5,859	-	3,701	-	2,158	167,860	0.57x	2024
Timothy Hodgson	-	7,077	-	4,037	-	3,040	202,756	0.47x	2024
Jessica McDonald	-	5,776	-	3,701	-	2,075	165,482	0.56x	2024
Stacey Mowbray		988		-	-	988	28,306	0.12x	2026
Russel Robertson	-	5,965	-	3,768	-	2,197	170,897	0.58x	2024
William Sheffield	99	12,198	99	8,017	0	4,181	349,473	1.18x	2024
Melissa Sonberg	-	11,552	-	7,402	-	4,150	330,965	1.12x	2024

	Equity Ownership March 31, 2021		Equity Ownership March 20, 2020		Net Change		Market Value ($) December 31, 2020		Year to meet share ownership requirement
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs		SOR(1)
Susan Wolburgh Jenah	2,143	3,794	2,143	-	0	3,794	108,698	0.62x	2026

Note:

(1)

Total as a multiple of the share ownership requirement (“SOR”). The status under the share ownership requirements (the multiple) is calculated by dividing the directors’ total value of Hydro One Limited’s common shares and director DSUs as of December 31st of the relevant year (based on the acquisition cost of Hydro One Limited’s common shares and the original grant value of director DSUs) by the amount of the annual retainer.

Director Compensation Table

The following table provides a summary of the compensation earned by non-employee directors of Hydro One for the year ended December 31, 2020. Mr. Poweska is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed in the NEO section on page S-25. He does not receive any additional compensation for his services as a member of the board.

Total Compensation				Form of Payment(1)
Name	Board Retainer ($)	Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)
Cherie Brant	81,260	0	81,260	40,630	40,630	50
Blair Cowper-Smith	81,260	5,079	86,339	43,169	43,169	50
Anne Giardini(3)	28,303	1,769	30,072	14,151	15,920	53
David Hay(4)	81,260	3,310	84,570	42,285	42,285	50
Timothy Hodgson	0	0	121,890	60,945	60,945	50
Jessica McDonald	81,260	0	81,260	40,630	40,630	50
Stacey Mowbray(5)	35,957	0	35,957	17,978	17,978	50
Russel Robertson	81,260	5,079	86,339	43,169	43,169	50
William Sheffield	81,260	0	81,260	0	81,260	100
Melissa Sonberg	81,260	5,079	86,339	5,079	81,260	94
Susan Wolburgh Jenah	81,260	0	81,260	0	81,260	100

Notes:

1.	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.
2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
3.	Ms. Giardini was compensated for her service until she stepped down from the board on May 7, 2020.
4.

Following Mr. Hay’s appointment as IPSO Committee Chair (formerly known as the Health, Safety, Environment and Indigenous Peoples Committee) on May 8, 2020 his compensation changed to reflect his position.

5.	Ms. Mowbray was appointed to the board on July 23, 2020 and received compensation following her appointment.